EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings St
Vancouver, BC V6C 1B4

(the "Issuer")

Item 2.	Date of Material Change

March 3, 2014

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire news services on March 3, 2014.

Item 4.	Summary of Material Change

On March 3, 2014 the company announced that as a result of a review by the British Columbia Securities Commission ("BCSC"), the Company needed to clarify certain technical disclosure relating to its mineral projects, including Railroad and Pinion amongst others, from information contained in its website, corporate presentations, public filings and investor materials.

The Company retracts all disclosure in certain presentations and interviews that stated or implied the existence of current resource estimates, and issues the following clarification regarding the historical resource estimates for all zones within its Railroad and Pinion projects.

At present, there are no current mineral resources on the Railroad or Pinion projects. A number of resource estimates were historically completed for the Railroad and Pinion projects over the years; however, such historic resource estimates were derived from data assembled prior to the introduction of NI 43-101 and, to the Company’s knowledge, a “qualified person” has not completed sufficient work to classify the historical estimates as mineral resources or reserves under NI 43-101. In the opinion of the Company’s Qualified Persons, certain aspects of the data that has been reviewed to date, including collar survey, metallurgical and geotechnical data, is of uncertain quality and reliability.  Additionally, this historic data is not supported by sufficient QA/QC standards for resource estimation.  Because of the data reliability issues, the Company is discontinuing disclosure of the historical resource and reserve estimates at the Pod, Trout Creek, and South Bullion mineral deposits. At this time, these zones formerly designated as historical estimates represent exploration targets that will require additional work before an initial mineral resource estimate can be determined.

Further to the Company's news release of February 21, 2014, closing of the Pinion acquisition and concurrent private placement is now scheduled for tomorrow, March 4, 2014.

Item 5.                  Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

March 3, 2014

GOLD STANDARD VENTURES CORP.
By:
“Richard Silas”
Corporate Secretary
Official Capacity
Richard Silas
(Please print here name of individual whose signature appears above.)

GOLD STANDARD CLARIFIES TECHNICAL DISCLOSURE / UPDATES PINION ACQUISITION AND CONCURRENT FINANCING

March 3, 2014 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) announces that as a result of a review by the British Columbia Securities Commission ("BCSC"), the Company is issuing this news release to clarify certain technical disclosure relating to its mineral projects, including Railroad and Pinion amongst others, from information contained in its website, corporate presentations, public filings and investor materials.

•
The corporate presentation "Discovery of the North Bullion Gold Deposit" dated January 2013 (the "Bullion Presentation") disclosed certain contained ounces of gold within the "POD", "Trout Creek" and "South Bullion" deposits which were not disclosed as historical estimates, exceeded the gross contained ounces of gold in the historical estimates and did not include the required cautionary disclosure required by National Instrument 43–101 ("NI 43-101"). This presentation has been removed from the Company's website.

•
The corporate presentation "Pending Pinon Acquisition" dated January 2014 (the "Pinon Presentation") re-classified certain historical resource estimates using current CIM classes including a substantial quantity of inferred class and did not include all of the cautionary language prescribed by NI 43-101 for historical estimates.  This presentation has been removed from the Company's website.

•
In an interview (#2) titled "Revealing Interview with Gold Standard Venture's Chief Geologist David C. Mathewson" issued by Rockstone Research Ltd. dated October 22, 2013 (the "Interview") the Interview treats certain historical estimates as current resources, reports on historical mineral resources without providing the cautionary language required by NI 43-101 and discloses non-compliant resource estimates on competitor projects.  The Interview was neither posted on or linked to from the Company's website nor distributed by the Company.  At present, there are insufficient data available to qualify these historical estimates as current resources.

•
The Interview also reports on potential exploration targets without the required disclosure and cautionary language prescribed by NI 43-101. Specifically, the Interview refers to a quote from an October 2013 research paper by an investment dealer as to the resource potential of the Railroad project.  The Interview also includes statements describing the North Bullion Deposit as "likely to turn out to be larger than Newmont's Rain Mine (+6 million gold ounces) in operation only a stone's throw away…" and the potential for the Pinon deposit "to be two times or more of the current size".  The Company acknowledges that these statements are overly promotional, are unsupported and will not be repeated.  Gold Standard fully retracts these speculative statements of future resources, as there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resource.

The Company retracts all disclosure in the above Presentations and Interview that stated or implied the existence of current resource estimates, and issues the following clarification regarding the historical resource estimates for all zones within its Railroad and Pinion projects.

At present, there are no current mineral resources on the Railroad or Pinion projects. A number of resource estimates were historically completed for the Railroad and Pinion projects over the years; however, such historic resource estimates were derived from data assembled prior to the introduction of NI 43-101 and, to the Company’s knowledge, a “qualified person” has not completed sufficient work to classify the historical estimates as mineral resources or reserves under NI 43-101. In the opinion of the Company’s Qualified Persons, certain aspects of the data that has been reviewed to date, including collar survey, metallurgical and geotechnical data, is of uncertain quality and reliability.  Additionally, this historic data is not supported by sufficient QA/QC standards for resource estimation.  Because of the data reliability issues, the Company is discontinuing disclosure of the historical resource and reserve estimates at the Pod, Trout Creek, and South Bullion mineral deposits. At this time, these zones formerly designated as historical estimates represent exploration targets that will require additional work before an initial mineral resource estimate can be determined.

The Company has engaged professionals from Apex Geosciences Ltd., as Independent Qualified Persons, who are in the process of preparing a new NI 43-101 Technical Report for its Railroad and Pinion projects. The Company expects to file the new report on SEDAR on or before March 31, 2014.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, and Robert McLeod, P.Geo. an Independent Director of Gold Standard Ventures.  Both are Qualified Persons as defined by NI 43-101.

Further to the Company's news release of February 21, 2014, closing of the Pinion acquisition and concurrent private placement is now scheduled for tomorrow, March 4, 2014.

ABOUT GOLD STANDARD VENTURES CORP. - Gold Standard Ventures is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 40,000 acres of prospective ground within North Central Nevada and the Walker Lane of which 16,748 acres comprise the flagship Railroad Gold Project on the productive Carlin Gold Trend.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com